NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

PE
12-21-07


08021478

January 22, 2008

Marc D. Hamburg
Vice President & Chief Financial Officer
Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, NE 68131

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/22/2008

Re: Berkshire Hathaway Inc.
Incoming letter dated December 21, 2007

Dear Mr. Hamburg:

This is in response to your letters dated December 21, 2007 and January 18, 2008 concerning the shareholder proposal submitted to Berkshire by Robert P. Zelin, Sr., Suzanne Zelin, Jerry Agnello, and Robert Yankelunas. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert P. Zelin, Sr.
Suzanne Zelin
Jerry Agnello
Robert Yankelunas
c/o Robert P. Zelin, Sr.
8425 Goodrich Rd.
Clarence Center, NY 14032

Berkshire Hathaway Inc.
1440 KIEWIT PLAZA
OMAHA, NEBRASKA 68131
TELEPHONE (402) 346-1400
FAX (402) 346-3375

December 21, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Ladies and Gentlemen:

Berkshire Hathaway Inc. ("Berkshire") hereby gives notice to the staff of the Securities and Exchange Commission (the "Staff") of Berkshire's intention to omit from its 2008 proxy statement and form of proxy ("2008 Proxy Materials") a shareholder proposal and supporting statement which was submitted to Berkshire by Robert P. Zelin, Sr. (the "Proponent") dated November 14, 2007 (the "Proposal"), for its 2008 annual meeting of shareholders. A copy of the Proposal and accompanying cover letter are attached hereto as Exhibit A. Please be advised that pursuant to Rule 14a-8(j), Berkshire has simultaneously notified the Proponent of its intent to omit the Proposal from Berkshire's 2008 Proxy Materials by a copy of this letter.

The Proposal provides that "the board of Directors initiate the appropriate process to amend the Company's certificate of incorporation and any other necessary documents or filings to split the Class A shares to a range of between ($10,000) and ($30,0000.00) [*sic*] as soon as practicable, also the same proportion for the Class B shares."

We request the Staff to confirm that it will not recommend that enforcement action be taken if Berkshire omits the Proposal from its 2008 Proxy Materials. It is Berkshire's opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(13) because it relates to specific amounts of cash or stock dividends.

Rule 14a-8(i)(13) provides that a company may exclude a shareholder proposal "if the proposal relates to specific amounts of cash or stock dividends." The Staff has consistently taken the position that a proposal that would establish a specific ratio for a stock split relates to a specific amount of stock dividends, and is thus excludable under Rule 14a-8(i)(13). NVR, Inc. (January 11, 2001) (three-for-one stock split); see also Hecla Mining Company (March 9, 2000) (two-for-one reverse stock split); Fleet Financial Group, Inc. (December 2, 1998) (one-for-twenty reverse stock split); The Quaker Oats Company (August 20, 1998) (two-for-one stock split); Atlantic Richfield Co. (December 28, 1995) (three-for-one stock split); RJR Nabisco Holdings Corp. (December 8, 1995) (five-for-one stock split);

Merck and Company, Incorporated (February 25, 1992) (three-for-one stock split); NYNEX Corp. (February 28, 1992) (two-for-one stock split); The Boeing Company (January 11, 1990) (three-for-two stock split); TRW Incorporated (January 11, 1988) (three-for-one stock split); La-Z-Boy Chair Company (May 5, 1987) (two-for-one stock split); Pan American World Airways, Inc. (February 17, 1983).

In American Ship Building Co. (November 25, 1992), the shareholder proposal recommended that the company's board of directors "implement a reverse stock split to raise the per-share price [of the company's stock] to five dollars or greater." The Staff took the position that because "the proposal would establish a minimum ratio for the reverse stock split," it related to a specific amount of dividends, and was therefore excludable from the company's proxy materials under current Rule 14a-8(i)(13) (formerly Rule 14a-8(c)(13)). While the Proponent has not recommended a specific ratio for the proposed stock splits, he has specified a ratio beginning at a minimum of $10,000 for Class A shares (with the same proportion for Class B shares). Accordingly, the Proposal relates to a specific amount of dividends and may be excluded pursuant to Rule 14a-8(i)(13).

Conclusion

Based on the foregoing analysis, Berkshire respectfully requests that the Staff concur with its view that it may properly omit the Proposal from its 2008 Proxy Materials. Staff concurrence here would follow a long and consistent line of Staff positions that a stock split is synonymous with a stock dividend and thus may be excluded under Rule 14a-8(i)(13).

Any questions or comments with respect to the subject matter should be addressed to the undersigned at (402) 346-1400.

Sincerely,

BERKSHIRE HATHAWAY INC.



Marc D. Hamburg
Vice President & Chief Financial Officer

MDH/es

Encl.

8425 Goodrich Rd.
Clarence Ctr. NY 14032
November 14, 2007

Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Ne 68131
Att. Forrest N. Krutter Secretary

Dear Sir,

We the undersigned are submitting the following shareholder proposal.

/

Resolved:
That the shareholders of the Berkshire – Hathaway ("company ") hereby request that the board of Directors initiate the appropriate process to amend the Company's certificate of incorporation and any other necessary documents or filings to split the Class A shares to a range of between ($10,000.00) and ($30,0000.00) dollars as soon as practicable, also the same proportion for the Class B Shares.

Supporting Statement: We believe that the splitting of the Class A shares will increase shareholder liquidity and value for present shareholders. They may redeem a smaller portion of their investment and still be part of this great company. They would incur a smaller Capital Gain amount without adverse consequences. We who own and have been faithful share holders wish to become holders of the Class A shares. The present price of over $120,000.00 to purchase one Class A is just not affordable.

This is not a reflection on the great job of present Management or the Chairman, just a different view.

Respectfully,



Robert P. Zelin Sr.
716-741-9020

See Attachments:
As Members of the Western New York Model Club: Suzanne Zelin, Robert Yankelunas, Jerry Agnello

8425 Goodrich Rd.
Clarence Ctr. NY 14032
November 14, 2007

Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Ne 68131
Att. Forrest N. Krutter Secretary

Dear Sir,

We the undersigned are submitting the following shareholder proposal.

Resolved:
That the shareholders of the Berkshire – Hathaway ("company ") hereby request that the board of Directors initiate the appropriate process to amend the Company's certificate of incorporation and any other necessary documents or filings to split the Class A shares to a range of between ($10,000.00) and ($30,0000.00) dollars as soon as practicable, also the same proportion for the Class B Shares.

Supporting Statement: We believe that the splitting of the Class A shares will increase shareholder liquidity and value for present shareholders. They may redeem a smaller portion of their investment and still be part of this great company. They would incur a smaller Capital Gain amount without adverse consequences. We who own and have been faithful share holders wish to become holders of the Class A shares. The present price of over $120,000.00 to purchase one Class A is just not affordable.

This is not a reflection on the great job of present Management or the Chairman, just a different view.

Respectfully,



8425 Goodrich Rd.
Clarence Ctr. NY 14032
November 14, 2007

Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Ne 68131
Att. Forrest N. Krutter Secretary

Dear Sir,

We the undersigned are submitting the following shareholder proposal.

Resolved:
That the shareholders of the Berkshire – Hathaway ("company ") hereby request that the board of Directors initiate the appropriate process to amend the Company's certificate of incorporation and any other necessary documents or filings to split the Class A shares to a range of between ($10,000.00) and ($30,0000.00) dollars as soon as practicable, also the same proportion for the Class B Shares.

Supporting Statement: We believe that the splitting of the Class A shares will increase shareholder liquidity and value for present shareholders. They may redeem a smaller portion of their investment and still be part of this great company. They would incur a smaller Capital Gain amount without adverse consequences. We who own and have been faithful share holders wish to become holders of the Class A shares. The present price of over $120,000.00 to purchase one Class A is just not affordable.

This is not a reflection on the great job of present Management or the Chairman, just a different view.

Respectfully,



8425 Goodrich Rd.
Clarence Ctr. NY 14032
November 14, 2007

Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Ne 68131
Att. Forrest N. Krutter Secretary

Dear Sir,

We the undersigned are submitting the following shareholder proposal.

Resolved:
That the shareholders of the Berkshire – Hathaway ("company ") hereby request that the board of Directors initiate the appropriate process to amend the Company's certificate of incorporation and any other necessary documents or filings to split the Class A shares to a range of between ($10,000.00) and ($30,0000.00) dollars as soon as practicable, also the same proportion for the Class B Shares.

Supporting Statement: We believe that the splitting of the Class A shares will increase shareholder liquidity and value for present shareholders. They may redeem a smaller portion of their investment and still be part of this great company. They would incur a smaller Capital Gain amount without adverse consequences. We who own and have been faithful share holders wish to become holders of the Class A shares. The present price of over $120,000.00 to purchase one Class A is just not affordable.

This is not a reflection on the great job of present Management or the Chairman, just a different view.

Respectfully,



BERKSHIRE HATHAWAY INC.
1440 KIEWIT PLAZA
OMAHA, NEBRASKA 68131
TELEPHONE (402) 346-1400
FAX (402) 346-3375

January 18, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Ladies and Gentlemen:

The purpose of this letter is to supplement our letter to the Commission dated December 21, 2007 (copy attached), wherein Berkshire Hathaway Inc. ("Berkshire") gave notice of its intent to omit from its 2008 proxy statement and form of proxy ("2008 Proxy Materials") a shareholder proposal and supporting statement which was submitted to Berkshire by Robert P. Zelin, Sr. for its 2008 annual meeting of shareholders. Mr. Zelin's proposal was accompanied by three identical proposals from Suzanne Zelin, Robert Yankelunas and Jerry Agnello. Berkshire hereby gives notice of its intention to omit from its 2008 Proxy Materials each of the three proposals described in the preceding sentence. Our reasons supporting our intention to omit these proposals are the same as discussed in our letter to the Commission dated December 21, 2007.

Any questions or comments with respect to the subject matter should be addressed to the undersigned at (402) 346-1400.

Sincerely,

BERKSHIRE HATHAWAY INC.



Marc D. Hamburg
Vice President & Chief Financial Officer

MDH/es

Attachments

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Berkshire Hathaway Inc.
Incoming letter dated December 21, 2007

The proposal requests that the board of directors initiate the appropriate process "to split the Class A shares to a range of between ($10,000.00) and ($30,0000.00) dollars as soon as practicable, also the same proportion for the Class B Shares."

There appears to be some basis for your view that Berkshire may exclude the proposal under rule 14a-8(i)(13), which provides that a proposal may be omitted if it relates to a specific amount of cash or stock dividends. Because the proposal would establish a minimum and maximum ratio for the stock split, it is our view that the proposal relates to a specific amount of stock dividends. Accordingly, we will not recommend enforcement action to the Commission if Berkshire omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END